EMPLOYMENT AGREEMENT

          THIS AGREEMENT is dated as of December 29, 1996 (the Agreement), by and between Morgan Drive Away, Inc., an Indiana corporation (Employer) and Larry
E. Kling (the Employee). In consideration of the mutual covenants and conditions set forth herein, the parties agree as follows:

          1. EMPLOYMENT. Employer hereby employs Employee and Employee hereby accepts employment with Employer subject to the covenants and conditions of this Agreement.

          2.   DUTIES AND REPORTING RELATIONSHIP.

               (a) Duties and Reporting. Throughout the term of this Agreement, Employee shall serve in the capacity of President-Transit Homes Division (the Division) of Employers Manufactured Housing Group (the Group) with duties including but not limited to: (i) retaining key personnel and customers that were personnel or customers of Transit Homes of America, Inc. (Transit) immediately prior to the date hereof; (ii) coordinating marketing and customer relations within the Group; (iii) managing the day to day operations of the Division; (iv) developing new products and services to be offered to the manufactured housing industry; and (v) such other duties and responsibilities as may reasonably be assigned from time to time by the President and Chief Executive Officer of Employer (the CEO) or such other person so designated by the CEO that are consistent and commensurate with Employees experience and responsibilities (the Position), and Employee hereby accepts such engagement, upon the terms and conditions set forth herein. Employee shall report directly to the CEO or, following the third anniversary of the date hereof or such earlier date as shall be mutually agreed upon in writing by the CEO and Employee, such other person so designated by the CEO. During the Contract Period, Employee shall use his skills and render services to the best of his ability.

               (b) Location. Employee shall perform his duties under this Agreement principally in the Boise, Idaho metropolitan area except that Employer may require Employee to travel in the furtherance of Employer's business to an extent consistent with the Position.

               (c) Other Activities. During the Contract Period, Employee may conduct business activities other than those which are the subject of this Agreement only to the extent that such other activities do not interfere with or cause Employee to fail to perform or comply with Employees duties and obligations under this Agreement; provided, however, that this section 2(c) shall in no way limit Employees obligations under section 9 hereof.

          3. TERM. The term of this Agreement shall commence on the date first written above (the Effective Date) and shall end on the last day of the 60th calendar month following the date first written above, unless terminated earlier pursuant to the provisions of section 6 below; provided, however, that unless Employees employment has been


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previously  terminated  as  provided  below,  the term of this  Agreement  shall automatically be renewed upon the expiration of the initial or any renewal term hereof for successive one-year periods unless either party hereto shall have given written notice to the other of nonrenewal at least 60 days prior to expiration of the initial term hereof or any renewal period. The initial term of this Agreement is referred to herein as the Initial Contract Period. The Initial Contract Period and any renewal period is collectively referred to herein as the Contract Period.

          4. COMPENSATION. Employee shall receive compensation at the rate of $100,000 per year through December 31, 1997, payable biweekly in substantially equal payments in accordance with Employer's usual payroll policies and procedures (Base Salary). It is expected that Employee will work for Employer on a full-time basis during 1997 and 1998, on approximately a three-quarters time basis in 1999 and 2000 and on approximately a half time basis in 2001. Base Salary for fiscal years ended after December 31, 1997 shall be determined by mutual agreement of Employer and Employee. If an agreement cannot be reached, such Base Salary shall not be less than $100,000 for the fiscal year ended December 31, 1998, $75,000 for the fiscal years ended December 31, 1999 and 2000 and $50,000 for the fiscal year ended December 31, 2001.

          5.   BONUSES AND ADDITIONAL BENEFITS.

               (a) Expenses. Subject to the applicable reimbursement policies of Employer, Employer shall reimburse Employee for all reasonable and necessary business expenses incurred and advanced by him in carrying out his duties under this Agreement promptly following presentation of receipts and other supporting information.

               (b) Benefits. During the term of employment hereunder, Employee shall be entitled to participate fully in any benefits and policies, including but not limited to medical, dental, disability, life insurance, pension and 401(k) savings plan, which are made available to the employees or officers of Employer generally. Employee shall be entitled to six weeks of paid vacation each calendar year during the Contract Period, which shall accrue pro rata during the calendar year.

               (c)  Bonus.

                    (i) During the Initial Contract Period, Employee shall be entitled to receive for all services rendered hereunder, an annual cash bonus (Incentive Compensation) equal to the amounts specified in the incentive compensation tables (the Incentive Compensation Tables) included in Annex A attached hereto in the event that the Groups Profit (as defined below) reaches the levels indicated therein. For example, if Profit for the fiscal year ended December 31, 1997 is greater than or equal to $5,700,000, then Incentive Compensation payable to Employee shall be $400,000. If Profit for such period is equal to $5,300,000, then Incentive Compensation payable to Employee shall be $200,000.

                    (ii) For purposes hereof, Profit for any fiscal year during the Initial Contract Period means the earnings before interest, taxes, depreciation and amortization for the Group (EBITDA) of such fiscal year as calculated by Employer in good faith based on Employers statement of operations which is included in its audited financial statements for that fiscal year. Employer shall use its reasonable best efforts to achieve the Profit goals specified in the Incentive Compensation Tables, but nothing in this Agreement shall be deemed to require Employer to act in a manner that it reasonably believes is or may be inconsistent with its exercise of reasonable business judgment or the best interests of its stockholders or those of The Morgan Group, Inc. ("Morgan"). In calculating EBITDA, all expenses of the Group shall be taken into account including general and administrative expenses of the Group and allocation of indirect expenses to the Group, each allocated in accordance with the Expense Allocation Table included in Annex A and consistent with the pro forma entitled Morgan Drive Away, Inc. Proposed Combination with Transit Homes attached hereto as Annex B; provided, however that, for purposes of calculating EBITDA, general and administrative expenses and indirect income or expenses in the aggregate shall not exceed 5.8% and 5.3% of the Groups linehaul revenue for the fiscal years ended December 31, 1997 and 1998, respectively and shall be fixed at 5% of the Groups linehaul revenue for the fiscal years ended December 31, 1999, 2000 and 2001.

                    (iii) All Incentive Compensation shall be paid within thirty
(30) days of receipt of Employers completed audit from its independent auditors of the fiscal year for which the Incentive Compensation was earned, but no later than the March 31st following such fiscal year. If the employment of Employee is terminated pursuant to section 6(c)(ii) and Employer maintains any insurance for the benefit of Employee, then, with respect to any amounts due to Employee under this section 5(c), Employer shall be entitled to apply any proceeds from such insurance thereto and shall be obligated to pay Employee only that portion thereof not covered by such insurance.

                    (iv) In the event that the amount of Profit realized for any fiscal year is less than the amount required for Employee to receive the Maximum Incentive Compensation for such fiscal year, as provided in the Incentive Compensation Tables, but is greater than that amount of Profit required for Employee to receive the Minimum Incentive Compensation for such fiscal year, as provided in the Incentive Compensation Tables, then Incentive Compensation payable to Employee for such fiscal year shall be prorated. For example, if Profit for the fiscal year ended December 31, 1997 equals $5,600,000, then the Incentive Compensation payable to Employee for such fiscal year shall be $350,000.

                    (v) If the employment of Employee is terminated  pursuant to section 6(a) or 6(d), Employee shall forfeit any Incentive Compensation otherwise due and payable hereunder.

               (d) Option. Attached hereto as Annex C is a copy of the Stock Option, dated as of November 18, 1996, previously entered into between Employee and Morgan relating to an option to purchase 25,000 shares of the class A common stock, without par value (the Class A Stock) of The Morgan Group, Inc. Shares of the Class A Stock issuable upon exercise of the Stock Option will be registered under the Securities Act of 1933.


          6.   TERMINATION.

               (a) Termination by Employer for Cause. This Agreement and Employee's employment by Employer may be terminated for Cause. For purposes of this Agreement, Cause means: (i) any dishonesty or intentional misconduct which causes significant injury to Employer; (ii) conviction of Employee for a felony;
(iii) any knowing violation of law by Employee which has a material adverse effect on Employer; (iv) use of narcotics or alcohol which impairs Employee's performance of his duties which is not remedied within 15 days after the receipt of the Termination Notice (as defined below); (v) theft or embezzlement by Employee from Employer; or (vi) unexcused habitual absence from work or repeated failure to perform his duties under this Agreement for reasons unrelated to illness, family crisis or disability which is not remedied within 15 days after the receipt of the Termination Notice. For purposes of the definition of Cause, no act or failure to act on Employee's part shall be considered intentional or knowing unless done, or omitted to be done, by Employee in bad faith and without the reasonable belief that his action or omission was in the best interests of Employer or any of its subsidiaries or affiliates and no act of Employee shall constitute theft or embezzlement unless done knowingly or in bad faith. Employee may not be terminated for Cause unless and until he has been given written notice which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination for Cause pursuant to this section 6 (the Termination Notice). Employee shall be deemed terminated on the 15th day following his receipt of the Termination Notice, such date (together with the dates referred to in sections (b), (c), (d) and (e) below) being referred to herein as the Termination Date.

               (b) Termination by Employer Without Cause. Employer may terminate Employee without Cause upon 30 days prior written notice, the 30th day also is referred to in this Agreement as a Termination Date.

               (c)  Death or Disability.

                    (i) This Agreement and Employee's employment hereunder shall terminate upon the death of Employee. The date of Employee's death also is referred to in this Agreement as a Termination Date.

                    (ii) If Employee is Disabled for an uninterrupted period of one hundred eighty (180) days, Employer shall have the right and may elect to terminate the services of Employee by written notice. The day after such written notice has been delivered to Employee is also referred to herein as a Termination Date. For purposes of this Agreement, Disabled shall mean that Employee is unable to perform the duties of the Position for Employer by reason of any medically determinable physical or mental impairment. Any disagreement as to whether Employee is disabled shall be resolved by a competent physician mutually acceptable to Employee and Employer.

               (d) Voluntary Resignation. Should Employee wish to resign from his position with Employer for other than Good Reason (as defined below), he shall give thirty (30) days written notice to Employer, setting forth the reasons and specifying the date as of which his resignation is to become effective The date specified in such written notice is also referred to herein as a Termination Date. Failure to provide such notice shall entitle Employer to fix the Termination Date as of the last business day on which Employee reported for work at the principal offices of Employer.

               (e) For Good Reason. Should Employee wish to resign from his position with Employer for Good Reason during the term of his employment, Employee shall give fifteen (15) days prior written notice to Employer, setting forth the reasons and specifying the date as of which his resignation is to become effective. The date specified in such written notice is referred to herein as a Termination Date. For purposes of this Agreement, Good Reason means, unless remedied by Employer by the Termination Date: (i) the assignment to Employee of any duties inconsistent with his education, training, duties or employment experiences during the three years preceding the Effective Date or any material diminution of Employee's present position, duties, responsibilities or status with Employer or any removal of Employee from or failure to reelect Employee to the positions specified in section 2(a) above, except in connection with the termination of Employee pursuant to paragraphs (a), (b) or (c) of this section 6; (ii) Employer's requirement that Employee perform his duties hereunder or otherwise be present in locations outside the Boise, Idaho metropolitan area except for travel in the furtherance of Employer's business to an extent consistent with the Position; (iii) the failure by Employer to obtain an assumption of the obligations of Employer to perform this Agreement by any successor to Employer; (iv) a reduction in or failure of Employer to pay Employee the Base Salary and/or bonus and benefits as in effect from time to time pursuant to sections 4 or 5 above except with the prior consent of Employee; (v) any demand by any director or officer of Employer or any of its subsidiaries or affiliates that Employee take any action or refrain from taking any action where such action or inaction, as the case may be, would, in the reasonable judgment of Employee, violate any law, rule, regulation or other governmental pronouncement, court order, decree or judgment, or breach any agreement or fiduciary duty; or (vi) any material breach by Employer of this Agreement.

          7.   COMPENSATION AND BENEFITS UPON TERMINATION.

               (a) If the  employment  of  Employee  is  terminated  pursuant to section 6(a) above, Employee shall be entitled to receive only Base Salary payments to the Termination Date and any vested portion of Employees 401(k) Plan account.

               (b) If the  employment  of  Employee  is  terminated  pursuant to section 6(c) above, Employee or his estate shall be entitled to receive (i) Base Salary payments to the Termination Date, (ii) within 30 days of the Termination Date, a lump sum payment for all accrued but unused vacation, (iii) other vested benefits described in section 5(b) and (iv) bonus payments, if any, for the remainder of the Initial Contract Period calculated pursuant to section 5(c).

               (c) If the  employment  of  Employee  is  terminated  pursuant to section 6(d) above, Employee shall be entitled to receive (i) Base Salary payments to the Termination Date, (ii) within 30 days of the Termination Date, a lump sum payment for all accrued but unused vacation and (iii) other vested benefits described in section 5(b).

               (d) If the employment of Employee is terminated by Employee for Good Reason pursuant to section 6(e) above or by Employer without Cause pursuant to section 6(b) above, Employee shall be entitled to receive the following compensation and benefits:

                    (i) Employer shall continue to pay Employee for the remainder of the Contract Period (the Severance Period) the Base Salary at the rate in effect as of the Termination Date payable at the same time such compensation would otherwise have been payable.

                    (ii) Employer shall maintain in full force and effect for Employee's continued benefit until the end of the Severance Period all benefits described in section 5(b) (including, but not limited to, insurance and all employee benefit plans, programs or arrangements) in which Employee was participating immediately prior to the Termination Date, provided that Employee's continued participation is permitted under the terms and provisions of the plans, programs or arrangements pursuant to which such benefits are provided. If Employee's participation in any plan, program or arrangement is not permitted, Employer shall arrange to provide Employee with benefits substantially similar to those which Employee would be entitled to receive under such plans, programs or arrangements or compensation.

                    (iii) Employer shall pay to Employee the bonus payments, if any, for the remainder of the Initial Contract Period calculated pursuant to section 5(c).

                    (iv) Employer shall pay to Employee within 30 days of the Termination Date, a lump sum payment for all accrued but unused vacation.

          8. NONDISCLOSURE OF PROPRIETARY INFORMATION. Employee recognizes and acknowledges that the nature of his duties will enable him to obtain and become familiar with trade secrets, customer relationships and other confidential or secret aspects of Employers business (collectively, Proprietary Information). Because of the competitive environment in which Employer functions, Employee is aware that material and irreparable injury would be suffered by Employer if he divulges Proprietary Information to competitors of Employer. Employee recognizes and acknowledges that the Proprietary Information, as it may exist from time to time, is a valuable, special and unique asset of the business of Employer. Employee further acknowledges that Employer has advised him that, in general, a trade secret includes within its scope any technique, method or compilation of information which is used in Employers business and which may give Employer an opportunity to obtain an advantage over competitors who do not know or use it and that Employers knowledge or information with respect to confidential or secret improvements, plans, material, ideas, know-how (whether patentable or not), and Employers rates, customer lists, marketing strategies and techniques constitute trade secrets. Employee agrees that if at any time during the term of this Agreement he has any doubt whatsoever whether any information constitutes Proprietary Information, Employee will ask Employer. Except as specifically otherwise provided in this section 8, Employee will not, during the Contract Period and for a period of five years thereafter (the Restricted Period), disclose, furnish or make available to anyone or use, for his own benefit or for the benefit of any Person other than Employer, any Proprietary Information, whether or not originally formulated or used by Employee or any affiliate of Employee, to any person, firm, corporation, association or other entity for any reason or purpose whatsoever. If at any time Employee is requested or required (by oral questions, interrogatories, requests for information or documents, subpoenas or similar legal process) to disclose any Proprietary Information, Employee shall promptly notify Employer and shall refrain from making such disclosure so that Employer may, at its own expense, seek an appropriate protective order in a prompt manner and/or waive compliance with the provisions hereof. If, in the absence of a protective order or the receipt of a waiver hereunder, in the reasonable opinion of counsel to Employee, disclosure of Proprietary Information to any tribunal or any governmental agency is required to avoid liability for contempt or any other penalty, then Employee may disclose such Proprietary Information to such tribunal or agency without liability hereunder; provided, however, that Employer shall promptly be notified of such decision. The provisions of this section 8 shall not apply to any Proprietary Information to the extent that such information can be shown to be or have been
(i) in the public domain through no fault of Employee, (ii) lawfully acquired, without an obligation of confidence by Employee, from other sources not breaching an obligation of confidence or (iii) known to Employee prior to receiving the same from Employer.

          9.   NONCOMPETITION.

               (a) Notwithstanding anything herein to the contrary, during the Contract Period and for a period of three years thereafter or for a period of seven years from the date hereof, whichever is longer, Employee will not, and will use reasonable efforts so as to cause his Affiliates (as defined below) not to, engage or participate in, directly or indirectly (whether as a lender, investor, shareholder, consultant or partner, or in any other manner or capacity, exclusive of any passive investment constituting less than 5% of the equity of any publicly-owned entity), any business which is, or as a result of Employees or his respective Affiliates engagement, or participation therein would become, competitive in any product in geographic markets in which Employer is conducting any material aspect of its business. An Affiliate shall be a person controlled by or under common control with Employee.

               (b) During the Contract Period, and for a period of three years thereafter, Employee shall not for any reason, either directly or indirectly, for himself or for any other person or entity, (i) solicit, induce, recruit or encourage any of Employers employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit, encourage or take away employees of Employer; (ii) solicit, interfere with or endeavor to entice away from Employer any of its customers or suppliers for any purpose; or (iii) materially interfere in any manner with the business of Employer.

     If Employer has defaulted in its payment obligations under section 7(d) when such become due and payable for any continuous period of thirty (30) days or more, the covenants set forth in this section 9 shall be suspended until such time as the default has been cured by Employer.

          10. PROPERTY. Upon termination of the Contract Period, Employee or his personal representative shall promptly deliver to the Company all books, memoranda, plans, records and data in any form (whether written, electronic or otherwise) and of every kind relating to the business and affairs of Employer and all other property owned by Employer which is then in Employees possession.

          11. INSURANCE. Employer shall have the right at its own cost and expense to apply for and to secure in its own name, or otherwise, life or accident insurance (or health insurance in addition to insurance provided for in section 5(b) hereof) or any or all of them covering Employee, and Employee agrees to submit to usual and customary medical examinations and otherwise to cooperate with Employer in connection with the procurement of any such insurance (and the health insurance provided for in section 5(b) hereof), and any claims thereunder.

          12. SPECIFIC PERFORMANCE. Employee acknowledges that, in the event of any breach of section 8, 9 or 10 of this Agreement by Employee, the remedy of Employer at law would be inadequate. Employee agrees, after carefully considering the restrictions of such sections, that such restrictions are fair and reasonable and required for the protection of the interests of Employer. Employee therefore agrees that Employer shall be entitled to enforce its rights under section 8, 9 or 10 of this Agreement not only by an action or actions for damages but also by an action or actions for injunctive and other equitable relief without the necessity of proving irreparable harm or actual damage or posting any bond in excess of $5,000.

          13. EFFECT OF ASSET PURCHASE AGREEMENT. Employee agrees that the exercise by Employer of any of its rights or entitlements under section 5.08 or
9.06 of the Asset Purchase Agreement between Transit Homes of America, Inc. and Cambridge Management Co., Inc. and Morgan Drive Away, Inc., dated as of November 18, 1996 shall not be deemed to be a breach, material or otherwise, by Employer of any of its obligations under this Agreement.

          14.  SUCCESSORS, BINDING AGREEMENT.

               (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto, the successors and assigns of Employer and, to the extent provided for in this section 14 and sections 7, 10 and 18 hereof, the heirs, legal representatives, successors and assigns of Employee.

               (b) Employee may not delegate the performance of any duties and responsibilities imposed nor assign any rights and benefits created by this Agreement; provided, however, that any amounts which are due and owing to Employee at the time of his death shall be paid in accordance with the terms of this Agreement to Employees devisee, legatee or other designee or, if there be no such designee, to Employees estate.

               (c) Employee represents that the execution and delivery of this Agreement and the performance of his duties hereunder do not and shall not conflict with the terms of any agreement or obligation to his prior employer or to any other party.

          15. ENTIRE AGREEMENT. The provisions contained herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede any and all prior agreements, understandings and communications between the parties, oral or written, with respect to such subject matter.

          16. MODIFICATION. Any waiver, alteration, amendment or modification of any provisions of this Agreement shall not be valid unless in writing and signed by both parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party or any other party which are not set forth expressly in this Agreement

          17. VALIDITY. It is the intention of Employee and Employer that the provisions of this Agreement (including, without limitation, those of sections 8, 9, 10 and 12 hereof) shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which such enforcement is sought. The invalidity or unenforceability of any provision or provisions of this Agreement in any jurisdiction shall not affect the validity or enforceability of such provision or provisions in any other jurisdiction or affect the validity or enforceability of any other provision of this Agreement in any jurisdiction, which shall remain in full force and effect. If any tribunal of competent jurisdiction shall decide that any of the provisions of this Agreement should be deemed illegal or unenforceable because they are for too long a period or too broad a geographic area, or for any reason whatsoever, the restrictions shall be effective for such a period of time and for such area and to such extent as they may be enforceable.

          18. SURVIVAL. The provisions of sections 7, 8, 9, 10 and 12 hereof shall survive the termination of this Agreement and shall be binding upon Employees personal or legal representatives, executors, administrators, successors, heirs, distributes, devises and legatees and Employer and its successors in the case of section 7.

          19. NOTICES. All notices and other communications called for or required by this Agreement shall be in writing and shall be addressed to the parties at their respective addresses stated below or to such other address as a party may subsequently specify and shall be deemed to have been received (1) upon delivery in person, (ii) five days after mailing it by U.S. certified or registered mail, return receipt requested and postage prepaid, or (iii) two days after depositing it with a commercial overnight carrier which provides written verification of delivery:

               To Employer:   Morgan Drive Away, Inc.
                              2746 Old U.S 20 West
                              Elkhart, Indiana  46514
                              Attn:     President

               To Employee:   8600 West Highridge Lane
                              Eagle, Idaho 83616

20. GOVERNING LAW. This Agreement, including all matters of construction, validity and performance, shall be governed by and construed and enforced in accordance with the laws of the State of Indiana without regard to its conflict of law provisions which might otherwise require the application of the law of any other jurisdiction.

21. ARBITRATION OF DISPUTES. Notwithstanding any other provision of this Agreement, if there is any dispute, controversy, or claim arising between Employee and Employer arising out of or in relation to this Agreement (a Dispute), the parties shall attempt to resolve and settle such Dispute by negotiation as soon as possible. If no settlement is reached within twenty (20) days from the date that a party first notifies the other in writing of the existence of the Dispute (the Notice Date), the Dispute shall be resolved by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect conducted in Chicago, Illinois or such other place as the parties shall mutually agree. The number of arbitrators shall be one. If the parties cannot agree on a single arbitrator by the thirtieth (30th) day following the Notice Date, Employee shall designate one arbitrator and Employer shall designate another arbitrator, and each side shall give written notice to the other of the identity of its chosen arbitrator by the fortieth (40th) day after the Notice Date. The two arbitrators so designated shall choose a third arbitrator who shall preside over the proceedings.
 If a party fails to name an arbitrator within the time specified, the arbitrator named by the other party shall decide the Dispute. If the two named arbitrators are unable to agree upon the selection of the presiding arbitrator, the selection shall be made by the Presiding Judge of the Circuit Court of Cook County upon the application of either party. Each party shall be entitled to discovery in any such proceeding to the same extent as would be available in a civil action pursuant to the Federal Rules of Civil Procedure and the arbitrator shall have the authority to decide any disputes with respect thereto. Any awards rendered by the arbitrator shall be final and binding upon the parties, and judgment upon the award may be entered in any court having jurisdiction. All costs of the arbitrator and the proceedings shall be borne equally by the parties. The party who substantially prevails in any arbitration (as is determined by the arbitrator) shall also be awarded its reasonable costs and expenses, including reasonable attorneys fees, at all levels of proceedings. The parties agree that any arbitration hereunder shall proceed as expeditiously as is reasonably possible and, in furtherance thereof, acknowledge that the arbitrator shall have the authority to establish schedules and impose reasonable deadlines for completion of various phases of the proceeding, including discovery and the presentation of testimony and other evidence.

22. HEADINGS. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement.

23. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and as so executed shall constitute one agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above mentioned.


MORGAN DRIVE AWAY, INC.                      EMPLOYEE



By: /s/ Terrence L. Russell                  /s/ Larry E. Kling
    -----------------------------            -----------------------------------
     Terrence L. Russell                     Larry E. Kling
     President and CEO

                                    ANNEX A


     Incentive Compensation Tables


          Year     Maximum Incentive Compensation            Profit
          1997                  $400,000                  $ 5,700,000
          1998                  $300,000                  $ 6,700,000
          1999                  $200,000                  $ 7,900,000
          2000                  $100,000                  $ 9,000,000
          2001                  $100,000                  $10,500,000


          Year     Maximum Incentive Compensation            Profit

          1997                $200,000                      $5,300,000
          1998                $150,000                      $5,900,000
          1999                $100,000                      $6,700,000
          2000                $ 50,000                      $7,600,000
          2001                $ 50,000                      $8,400,000


Expense Allocation Table

Expense                           Method of Allocation
-------                           --------------------
General & Administrative          Percentage of  Group Revenue
Fuel and Other Use Taxes          Percentage   of  Group   Mileage
Licensing Cost                    Percentage of Group Revenue
Safety  Cost                      Percentage  of Group Revenue
Bobtail Insurance Profit          Percentage of Group Independent Contractors
Occupational Accident Profit      Percentage of Group Independent Contractors
Physical Damage Profit            Percentage of Group Independent Contractors
Incentive Pay                     100% to Group

The  expenses  above are further  defined as  including  all items  listed below
OPERATING CONTRIBUTION BEFORE UNALLOCATED AND G & A EXPENSES and above NET PROFIT BEFORE EXTRAORDINARY ITEMS in accordance with Annex B. These items are identified on Annex B with an (A). All of these items are part of general and administrative expense for purposes of the limits thereon set forth in section 5(c)(ii) of the Employment Agreement.